UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GENTEK INC.
(Name of Subject Company (Issuer))
ASP GT ACQUISITION CORP.
(Offeror)
a wholly-owned subsidiary of
ASP GT HOLDING CORP.
(Parent of Offeror)
American Securities Partners V, L.P.
American Securities Partners V(B), L.P.
American Securities Partners V(C), L.P.
American Securities Associates V, LLC
American Securities LLC
(Other Persons)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, no par value
(Title of Class of Securities)
37245X203
(CUSIP Number of Class of Securities)
Matthew F. LeBaron
American Securities LLC
The Chrysler Center
666 Third Avenue
New York, NY 10017
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:

Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$441,299,130.00	$24,624.49

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 10,196,370 shares of common stock, no par value, of GenTek Inc., outstanding multiplied by the offer price of $38.00 per share, (ii) 461,691 shares of common stock, no par value, of GenTek Inc., which were subject to issuance pursuant to the exercise of outstanding options multiplied by $38.00 and (iii) 955,074 shares of common stock, no par value, of GenTek Inc., which were subject to issuance pursuant to the exercise of outstanding warrants multiplied by $38.00. The calculation of the filing fee is based on GenTek Inc.’s representation of its capitalization as of September 24, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00005580.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None           Filing Party: N/A
Form of Registration No.: N/A           Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) ASP GT Acquisition Corp., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of ASP GT Holding Corp., a Delaware corporation (“Parent”), and (ii) Parent, which is beneficially owned by American Securities Partners V, L.P., a Delaware limited partnership, American Securities Partners V(B), L.P., a Delaware limited partnership, and American Securities Partners V(C), L.P., a Delaware limited partnership. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, no par value (the “Shares”), of GenTek Inc., a Delaware corporation (“GenTek”), at a purchase price of $38.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is GenTek Inc., a Delaware corporation. GenTek’s principal executive offices are located at 90 East Halsey Road, Parsippany, New Jersey 07054. GenTek’s telephone number at such address is (973) 515-0900.

(b) This Schedule TO relates to the outstanding shares of common stock, no par value, of GenTek. GenTek has advised Parent that, on September 24, 2009, there were 10,196,370 Shares issued and outstanding, 461,691 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options and 955,074 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding warrants.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Parent and the Purchaser and relates to the outstanding shares of common stock, no par value, of GenTek. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser” and in Schedule I is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with GenTek,” “Purpose of the Offer; Plans for GenTek” and “The Merger Agreement; Other Agreements” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for GenTek,” and “The Merger Agreement; Other Agreements” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “The Merger Agreement; Other Agreements” and “Certain Conditions of the Offer” respectively, is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning GenTek and the Purchaser,” “Purpose of the Offer; Plans for GenTek,” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with GenTek,” “Purpose of the Offer; Plans for GenTek” and “The Merger Agreement; Other Agreements” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for GenTek,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated September 29, 2009.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Form of Summary Advertisement as published on September 29, 2009 in The Wall Street Journal.
(a)(5)(B)	Press Release issued by ASP GT Acquisition Corp. on September 29, 2009.
(b)(1)	Debt Commitment Letter, dated September 28, 2009, from Goldman Sachs Credit Partners L.P., KeyBank National Association, General Electric Credit Corporation and GE Capital Markets, Inc. to the Purchaser.
(b)(2)	Equity Commitment Letter, dated September 28, 2009, from American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C) L.P. to Parent and the Purchaser.
(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2009, by and among Parent, the Purchaser and GenTek.
(d)(2)	Tender and Support Agreement, dated as of as of September 28, 2009, by and among certain stockholders, Parent and the Purchaser.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

ASP GT HOLDING CORP.

By:	/s/ Matthew F. LeBaron
Name:     Matthew F. LeBaron
Title:       President

ASP GT ACQUISITION CORP.

By:	/s/ Matthew F. LeBaron
Name:     Matthew F. LeBaron
Title:       President

Date: September 29, 2009

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated September 29, 2009.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Form of Summary Advertisement as published on September 28, 2009 in The Wall Street Journal.
(a)(5)(B)	Press Release issued by ASP GT Acquisition Corp. on September 29, 2009.
(b)(1)	Debt Commitment Letter, dated September 28, 2009, from Goldman Sachs Credit Partners L.P., KeyBank National Association, General Electric Credit Corporation and GE Capital Markets, Inc. to the Purchaser.
(b)(2)	Equity Commitment Letter, dated September 28, 2009, from American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P. to Parent and the Purchaser.
(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2009, by and among Parent, the Purchaser and GenTek.
(d)(2)	Tender and Support Agreement, dated as of as of September 28, 2009, by and among certain stockholders, Parent and the Purchaser.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders.